Exhibit 99.1

Simcere Pharmaceutical Group Announces its Special Committee’s Engagement of Legal Counsel

NANJING, China, March 12, 2013— Simcere Pharmaceutical Group (“Simcere” or the “Company”) (NYSE: SCR), a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded and proprietary pharmaceuticals in China, today announced that its Special Committee of the Board of Directors (the “Special Committee”), which was formed to consider a proposal by Mr. Jinsheng Ren, New Good Management Limited, Assure Ahead Investments Limited and its affiliates (the “Buyer Group”), pursuant to which the Buyer Group proposes to acquire all of the outstanding ordinary shares of the Company not currently owned by the Buyer Group, and any potential alternative transactions involving the Company, has retained Shearman & Sterling LLP as its legal counsel and is in the process of engaging an independent financial advisor to assist it in its work.  No decisions have been made by the Special Committee with respect to the Company’s response to the proposed transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

About Simcere Pharmaceutical Group

Simcere Pharmaceutical Group (“Simcere” or the “Company”) (NYSE: SCR) is a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded and proprietary pharmaceuticals in China. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, cardiovascular disease, infectious diseases and pain. For more information about Simcere Pharmaceutical Group, please visit www.simcere.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. These statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Further information regarding these and other risks is included in Simcere’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. Simcere does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor and Media Contacts:

Email: ir@simcere.com

In Nanjing: Jie Liu D’Elia Vice President Simcere Pharmaceutical Group Tel: 86-25-8556-6666*8857	In the United States: Cindy Zheng Brunswick Group LLC Tel: 1-212-333-3810

In Beijing: Yue Yu Brunswick Group Tel: 86-10-5960-8600